Exhibit 99.175

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form 40-F/A (Amendment No. 2) of enCore Energy Corp. of our report dated April 29, 2022, relating to the consolidated financial statements of enCore Energy Corp., which is filed as an exhibit to this Registration Statement.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

January 12, 2023